UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Futu Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

36118L106**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 36118L106 has been assigned to the American Depositary Shares (“ADSs”) of Futu Holdings Limited (“Issuer”), which are quoted on the Nasdaq Global Market under the symbol “FUTU.” Each ADS represents eight Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36118L106

1	NAMES OF REPORTING PERSONS
Qiantang River Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ (Joint filers)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
169,643,000 shares[1]

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
169,643,000 shares[2]

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
169,643,000 shares[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.2% (on an as-converted basis)[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Represents 140,802,051 Class B Ordinary Shares and 28,840,949 Class A Ordinary Shares held of record by Qiantang River Investment Limited. Each Class B Ordinary Share is entitled to twenty votes and freely convertible into a Class A Ordinary Share at the direction of the holder.
2 See footnote 1.
3 See footnote 1.
4 See Item 4.

CUSIP No. 36118L106

1	NAMES OF REPORTING PERSONS
Image Frame Investment (HK) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ (Joint filers)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
71,024,142 Class A Ordinary Shares

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
71,024,142 Class A Ordinary Shares

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,024,142 Class A Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.0%[5]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

5 See Item 4.

CUSIP No. 36118L106

1	NAMES OF REPORTING PERSONS
TPP Follow-on I Holding A Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ (Joint filers)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5 Class A Ordinary Shares

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
5 Class A Ordinary Shares

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5 Class A Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

6 See Item 4 and Item 5.

CUSIP No. 36118L106

1	NAMES OF REPORTING PERSONS
TPP Opportunity I Holding A Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ (Joint filers)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1 Class A Ordinary Shares

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
1 Class A Ordinary Shares

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1 Class A Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%[7]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

7 See Item 4 and Item 5.

CUSIP No. 36118L106

1	NAMES OF REPORTING PERSONS
Tencent Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ (Joint filers)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
247,162,324 shares[8]

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
247,162,324 shares[9]

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
247,162,324 shares[10]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
33.8% (on an as-converted basis)[11]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

8 Represents (i) 140,802,051 Class B Ordinary Shares and 28,840,949 Class A Ordinary Shares held of record by Qiantang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (ii) 71,024,142 Class A Ordinary Shares held of record by Image Frame Investment (HK) Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (iii) 5 Class A Ordinary Shares held of record by TPP Follow-on I Holding A Limited, an entity controlled by Tencent Holdings Limited; (iv) 1 Class A Ordinary Shares held of record by TPP Opportunity I Holding A Limited, an entity controlled by Tencent Holdings Limited; (v) 1,161,840 Class A Ordinary Shares held of record by TPP Opportunity GP I, Ltd., an entity controlled by Tencent Holdings Limited; and (vi) 5,333,336 Class A Ordinary Shares represented by 666,667 ADSs held of record by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to twenty votes and freely convertible into a Class A Ordinary Share at the direction of the holder.
9 See footnote 8.
10 See footnote 8.
11 See Item 4.

Item 1.
	(a)	Name of Issuer Futu Holdings Limited

	(b)	Address of Issuer’s Principal Executive Offices 11/F, Bangkok Bank Building No. 18 Bonham Strand W, Sheung Wan Hong Kong S.A.R., People’s Republic of China

Item 2.
	(a)	Name of Person Filing Qiantang River Investment Limited Image Frame Investment (HK) Limited TPP Follow-on I Holding A Limited TPP Opportunity I Holding A Limited Tencent Holdings Limited

(b)
Address of Principal Business Office or, if none, Residence
For each of Qiantang River Investment Limited, Image Frame Investment (HK) Limited and Tencent Holdings Limited:
29/F., Three Pacific Place
No. 1, Queen’s Road East
Wanchai, Hong Kong

For each of TPP Follow-on I Holding A Limited and TPP Opportunity I Holding A Limited:
Maples Corporate Services Limited
P.O. Box 309
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

(c)
Citizenship:

Qiantang River Investment Limited
Citizenship: British Virgin Islands

Image Frame Investment (HK) Limited
Citizenship: Hong Kong

TPP Follow-on I Holding A Limited
Citizenship: Cayman Islands

TPP Opportunity I Holding A Limited
Citizenship: Cayman Islands

Tencent Holdings Limited
Citizenship: Cayman Islands

	(d)	Title of Class of Securities Class A Ordinary Shares, par value $0.00001 per share

(e)
CUSIP Number
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 36118L106 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “FUTU.” Each ADS represents eight Class A Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)
Percent of class:

The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares beneficially owned by Qiantang River Investment Limited, 23.2%, is the sum of (i) 590,139,760 Class A Ordinary Shares outstanding as of December 31, 2020 as disclosed to the Reporting Persons by the Issuer; and (ii) 140,802,051 Class B Ordinary Shares held of record by Qiantang River Investment Limited, which can be converted into an equal number of Class A Ordinary Shares at the discretion of Qiantang River Investment Limited.

The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares beneficially owned by Image Frame Investment (HK) Limited, 12.0%, is the 590,139,760 Class A Ordinary Shares outstanding as of December 31, 2020 as disclosed to the Reporting Persons by the Issuer.

The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares beneficially owned by TPP Follow-on I Holding A Limited, 0.0%, is the 590,139,760 Class A Ordinary Shares outstanding as of December 31, 2020 as disclosed to the Reporting Persons by the Issuer.

The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares beneficially owned by TPP Opportunity I Holding A Limited, 0.0%, is the 590,139,760 Class A Ordinary Shares outstanding as of December 31, 2020 as disclosed to the Reporting Persons by the Issuer.

The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares beneficially owned by Tencent Holdings Limited, 33.8%, is the sum of (i) 590,139,760 Class A Ordinary Shares outstanding as of December 31, 2020 as disclosed to the Reporting Persons by the Issuer; and (ii) 140,802,051 Class B Ordinary Shares held of record by Qiantang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, which can be converted into an equal number of Class A Ordinary Shares at the discretion of Qiantang River Investment Limited.

(c)	Number of shares as to which the person has: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

	(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page of each Reporting Person.

	(ii)	Shared power to vote or to direct the vote: See Row 6 of the cover page of each Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page of each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐*

*As shown from the percentage of class calculated herein, TPP Follow-on I Holding A Limited and TPP Opportunity I Holding A Limited have each ceased to be a beneficial owner of more than five percent of the referenced class of shares. The filing of this Amendment No. 1 constitutes an exit filing solely for TPP Follow-on I Holding A Limited and TPP Opportunity I Holding A Limited.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 4.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

Material Filed as Exhibits

Exhibit A          Joint Filing Agreement among Qiantang River Investment Limited, Image Frame Investment (HK) Limited, TPP Follow-on I Holding A Limited, TPP Opportunity I Holding A Limited  and Tencent Holdings Limited.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 28, 2021

QIANTANG RIVER INVESTMENT LIMITED

	By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

IMAGE FRAME INVESTMENT (HK) LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TPP FOLLOW-ON I HOLDING A LIMITED

By:	/s/ Li Zhaohui
Name:	Li Zhaohui
Title:	Director

TPP OPPORTUNITY I HOLDING A LIMITED

By:	/s/ Li Zhaohui
Name:	Li Zhaohui
Title:	Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: January 28, 2021

QIANTANG RIVER INVESTMENT LIMITED

	By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

IMAGE FRAME INVESTMENT (HK) LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TPP FOLLOW-ON I HOLDING A LIMITED

By:	/s/ Li Zhaohui
Name:	Li Zhaohui
Title:	Director

TPP OPPORTUNITY I HOLDING A LIMITED

By:	/s/ Li Zhaohui
Name:	Li Zhaohui
Title:	Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director